March 14, 2012



Michael R. Clampitt
Jessica Livingston
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561

      Re: Idaho Mutual Trust Community Finance Co-op, LLC
               Regulation A Offering Statement on Form 1-A
               Filed October 31, 2011
               File No. 024-10311

Dear Mr. Clampitt and Ms. Livingston:

We are writing in response to your letter dated February 29, 2012. We have reviewed your letter and have attempted to make the changes and/or address the comments contAined therein.

Below is a key outlining the page numbers in which you will find our responses/changes to your comments:

!TEMNO.	SEEPAGE

RJsk Factors
Risk Factors of Company's related party lending....page 23

    Item No. 1   Pg. 21
(Revised risk factors Section 26.B)

rrior Comment 15

    Item No. 2   Pg. 9
(Revised Swnmary of Description of Offering)

Business of the Company, page 27
frior Comment 25

    Item No. 3   Pg. 27/28
(Revised Business of the Company/Milestones)

Prior Comment 31
Plan of Distribution, page 36

      Item No.4   Pg.38
(Revised No. 3, Plan of Distribution)

Part F/S, page 46

      Item No 5.

- Page 42 of Part F/S
- Page 42 .. Proforma sheet headers
- Page 43- Note 1 of Financial Statement Proforma
- Page 43 -Note 1 of Financial Statement Profonna
- Pages 43 and 16- Revised/added Note 11 of.Financial Statement and No. 12 Risk Factor
- Pages 42 and 43 - Removed reference and calculation from FinBilcial Statement. See also Note 11
- Page 43 - Revised Note 5 · .
- Pages 42 and 43 - Removed reference, see Note 11
- Pages 35 and 43 -Revised No. 1 paragraph of Use of Proceeds section. Revised Note 10

Part Dl Exhibits
Item 2 Clll Opinion Re Legality

      Item Nos. 6 and 7
(See revised Legal Op on attached hereto)

      Dated this __*tf*__ day of March, 2012,

                  Idaho Mutual Trust Community Finance CoMop,LLC, a
                  Delaware limited liability company

                        By IMTCF, LLC, an Idaho limited liability
                        company, as the Manager of Idaho Mutual
                        Trust Community Finance Co-op, LLC



                  Thomas Buuck, Manager

Michael R. Clampitt
J sslca Livingston
Pagel
March 14, 2012

Thomf/!Jri

Michael Hendrlchs

Michael Hendrlchs ·